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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Life Time Fitness, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

53217R207

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2008

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30267U 10 8	Schedule 13D	Page 2 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,632,408
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,632,408

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,632,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

9.2% beneficial ownership of the voting stock based upon 39,712,101 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 3 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,632,408
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,632,408

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,632,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

9.2% beneficial ownership of the voting stock based upon 39,712,101 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 4 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,632,408
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,632,408

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,632,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

9.2% beneficial ownership of the voting stock based upon 39,712,101 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 5 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,632,408
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,632,408

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,632,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

9.2% beneficial ownership of the voting stock based upon 39,712,101 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 6 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,632,408
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,632,408

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,632,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

9.2% beneficial ownership of the voting stock based upon 39,712,101 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 7 of 14 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 3,632,408
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 3,632,408

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,632,408
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

9.2% beneficial ownership of the voting stock based upon 39,712,101 shares of Common Stock outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2008.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 30267U 10 8	Schedule 13D	Page 8 of 14 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.02 per share (the “Common Stock”) of Life Time Fitness, Inc., a Minnesota corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 2902 Corporate Place, Chanhassen, Minnesota 55317.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) and LGP Management, Inc., a Delaware corporation (“LGPM”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

GEI V is the record owner of 2,794,216 shares of Common Stock as of the date of this statement. GEI V’s principal business is to pursue investments. GEI Side V is the record owner of 838,192 shares of Common Stock as of the date of this statement. GEI Side V is an affiliated fund of GEI V. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V. Holdings’ principal business is to serve as a limited partner of GEI V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEIV, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationship with GEI V and GEI Side V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI V and GEI Side V. As such, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

CUSIP No. 30267U 10 8	Schedule 13D	Page 9 of 14 Pages

(c)	The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(e)	None of the persons referred to in paragraph (a) above has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM are United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of November 24, 2008, GEI V held 2,794,216 Shares and GEI Side V held 838,192 Shares, representing an aggregate of 3,632,408 Shares. The aggregate purchase price of the Shares purchased by GEI V was $41,185,086.27 (excluding commissions) and the aggregate purchase price of the Shares purchased by GEI Side V, was $12,354,452.16 (excluding commissions), representing a total aggregate purchase price of $53,539,538.43 (excluding commissions). The funding for the purchase of these Shares was obtained through borrowings under GEI V and GEI Side V’s revolving credit facility. The Shares are held by GEI V and GEI Side V in brokerage accounts together with other securities.

ITEM 4.	PURPOSE OF TRANSACTION

Representatives of the Reporting Persons have had general, informal discussions with the Issuer’s management from time to time. Representatives of the Reporting Persons hope in the future to further engage the Issuer in a more specific and substantive dialogue regarding potential options for enhancing shareholder value. These discussions may include, without limitation, a “going-private” transaction, refinancing of existing indebtedness or new financings (potentially through mortgage financings, sale leaseback transactions, a PIPE transaction or other debt or equity investment), strategic acquisitions, divestitures, joint ventures or other similar transactions and could result in proposals and negotiations with respect to any of the foregoing. In connection with the foregoing, the Reporting Persons may seek representation on the Issuer’s board of directors.

The Reporting Persons may, from time to time and at any time, acquire Shares and/or other equity, debt or other securities or instruments of the Issuer (“Securities”) in the open market or otherwise and may also dispose of or engage in hedging transactions with respect to any or all of their Securities, at any time and from time to time. Additionally, the Reporting Persons may, from time to time and at any time, modify their present intention with respect to the Shares.

CUSIP No. 30267U 10 8	Schedule 13D	Page 10 of 14 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	2,794,216	2,794,216	7.0%

GEI Side V	0	838,192	838,192	2.1%

Other Reporting Persons	0	3,632,408	3,632,408	9.2%

(c)	The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table excludes commissions paid in per share prices.

Reporting Persons	Date of Transaction	Number of Shares Purchased	Weighted Average Price per Share
GEI V	October 13, 2008	147,864	$19.00
GEI V	October 15, 2008	153,849	$18.68
GEI V	October 16, 2008	100,694	$18.72
GEI V	October 17, 2008	73,560	$18.78
GEI V	October 20, 2008	2,077	$19.00
GEI V	October 22, 2009	124,534	$18.67
GEI V	October 23, 2008	67,513	$18.77
GEI V	October 24, 2008	3,308	$18.90
GEI V	October 27, 2008	46,924	$18.79
GEI V	October 28, 2008	72,848	$18.81
GEI V	October 29. 2008	40,924	$18.85
GEI V	October 30, 2008	230,774	$18.07
GEI V	October 31, 2008	66,617	$18.71
GEI V	November 3, 2008	37,745	$18.84
GEI V	November 6, 2008	115,387	$18.48
GEI V	November 7, 2008	115,387	$18.19
GEI V	November 10, 2008	76,925	$17.62
GEI V	November 14, 2008	48,030	$13.93
GEI V	November 17, 2008	192,311	$11.97
GEI V	November 18, 2008	269,236	$11.58
GEI V	November 19, 2008	115,387	$10.98
GEI V	November 20, 2008	230,774	$9.51
GEI V	November 21, 2008	230,774	$9.65
GEI V	November 24, 2008	230,774	$8.78
GEI Side V	October 13, 2008	44,356	$19.00
GEI Side V	October 15, 2008	46,151	$18.68
GEI Side V	October 16, 2008	30,206	$18.72
GEI Side V	October 17, 2008	22,066	$18.78
GEI Side V	October 20, 2008	623	$19.00
GEI Side V	October 22, 2008	37,357	$18.67
GEI Side V	October 23, 2008	20,252	$18.77
GEI Side V	October 24, 2008	992	$18.90
GEI Side V	October 27, 2008	14,076	$18.79
GEI Side V	October 28, 2008	21,852	$18.81
GEI Side V	October 29, 2008	12,276	$18.85
GEI Side V	October 30, 2008	69,226	$18.07
GEI Side V	October 31, 2008	19,983	$18.71
GEI Side V	November 3, 2008	11,323	$18.84
GEI Side V	November 6, 2008	34,613	$18.48
GEI Side V	November 7, 2008	34,613	$18.19
GEI Side V	November 10, 2008	23,075	$17.62
GEI Side V	November 14, 2008	14,408	$13.93
GEI Side V	November 17, 2008	57,689	$11.97
GEI Side V	November 18, 2008	80,764	$11.58
GEI Side V	November 19, 2008	34,613	$10.98
GEI Side V	November 20, 2008	69,226	$9.51
GEI Side V	November 21, 2008	69,226	$9.65
GEI Side V	November 24, 2008	69,226	$8.78

CUSIP No. 30267U 10 8	Schedule 13D	Page 11 of 14 Pages

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise described herein, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated November 24, 2008.

CUSIP No. 30267U 10 8	Schedule 13D	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of November 24, 2008

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

GEI Capital V, LLC

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

Green V Holdings, LLC

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Executive Vice President and Managing Partner

CUSIP No. 30267U 10 8	Schedule 13D	Page 13 of 14 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Joint Filing Agreement, dated November 24, 2008.

CUSIP No. 30267U 10 8	Schedule 13D	Page 14 of 14 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Lily Chang	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer
Julia O. Chang	Vice President of Tax and Finance
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President